Exhibit 99.69

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Present at 2018 BIO CEO & Investor Conference

Halifax, Nova Scotia; February 2, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced it will participate in this year’s BIO CEO and Investor Conference in New York, NY. This event takes place February 12-13, 2018, at the New York Marriott Marquis.

Frederic Ors, Immunovaccine’s Chief Executive Officer, is scheduled to present a corporate overview and update on Tuesday, February 13, at 9:15 AM ET in the Wilder Room. The presentation will be available on Immunovaccine’s website at www.imvaccine.com following the meeting.

The BIO CEO & Investor Conference is one of the largest investor conferences focused on established and emerging publicly traded, and select private, biotech companies.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine is developing T cell-activating cancer immunotherapies based on its patented immuno-stimulating technology platform, which provides controlled and prolonged delivery of immuno-stimulating agents to the immune system.

Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials, and is currently conducting multiple Phase 1b and Phase 2 studies with Incyte Corporation and Merck. These studies are assessing lead candidate, DPX-Survivac, as a combination therapy in ovarian cancer and diffuse large B cell lymphoma. The Company is also exploring additional applications of its platform for infectious diseases and other therapeutic areas. DPX-RSV is an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com